Exhibit 3.2

Continuation of Section 2 of the Certificate of Amendment

"The Company will evidence the Reverse Stock Split effected hereby pursuant to procedures adopted by the board of directors.

In connection with the Reverse Stock Split, no scrip or fractional share certificates will be issued and, as of the Effective Date, fractional shares resulting from the Reverse Stock Split will be rounded up to the next whole share.

Commencing upon the Effective Date, each certificate of the Company's capital stock will be deemed for all corporate purposes to evidence ownership of the reduced number of shares of common stock resulting from the Reverse Stock Split."